UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Madrigal Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

558868 105

(CUSIP Number)

Rebecca Taub, M.D.

c/o Madrigal Pharmaceuticals, Inc.

500 Office Center Drive, Suite 400

Fort Washington, PA 19034

With a copy to:

Brian Lynch

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, Pennsylvania 19103-6996

(215) 988-1119

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 558868 105	13D	Page 2 of 6

1.	Names of Reporting Persons Rebecca Taub, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 473,040
	8.	Shared Voting Power 729,066
	9.	Sole Dispositive Power 473,040
	10.	Shared Dispositive Power 729,066
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,202,106
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.38%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Statement relates to the shares of common stock, par value $0.0001 per share, of Madrigal Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 500 Office Center Drive, Suite 400 Fort Washington, Pennsylvania.

Item 2. Identity and Background.

(a)	This Statement is being filed by Rebecca Taub, M.D.

(b)	The business address of Dr. Taub is c/o Madrigal Pharmaceuticals, Inc., 500 Office Center Drive, Suite 400, Fort Washington, PA 19034.

(c)	The present principal occupation of Dr. Taub is Chief Medical Officer, Executive Vice President, Research and Development of Madrigal Pharmaceuticals, Inc.

(d)	Dr. Taub has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Dr. Taub has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Taub is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

On July 22, 2016, the Issuer, formerly known as “Synta Pharmaceuticals Corp.” completed its business combination with Madrigal Pharmaceuticals, Inc. (“Madrigal”), in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of April 13, 2016 (the “Merger Agreement”), by and among the Issuer, Saffron Merger Sub, Inc. (“Merger Sub”) and Madrigal, pursuant to which Merger Sub merged with and into Madrigal, with Madrigal surviving as a wholly-owned subsidiary of the Issuer (the “Merger”). Also on July 22, 2016, in connection with, and prior to completion of, the Merger, the Issuer effected a 1-for-35 reverse stock split of its common stock (the “Reverse Stock Split”) and, following the Merger, changed its name to “Madrigal Pharmaceuticals, Inc.”

Of the 1,202,106 shares of common stock of the Issuer that are the subject of this Schedule 13D, 473,040 shares are beneficially owned by and held in the name of Rebecca Taub, M.D., and were acquired as set forth below.

•	Dr. Taub acquired 404,132 shares in connection with the conversion of interests under the terms of a Change of Control Bonus Plan adopted by the Board of Directors and stockholders of Madrigal and in connection with the consummation of the Merger, after taking into account the Reverse Stock Split.

•	Dr. Taub acquired 30,626 shares on July 22, 2016, pursuant to restricted stock grants issued to Dr. Taub as compensation for her service as Chief Medical Officer and Executive Vice President, Research and Development of the Issuer.

•	Dr. Taub acquired options to purchase an aggregate of 38,282 shares; these options were currently exercisable as of July 22, 2016, with an exercise price of $9.45 per share, and were granted as compensation for her service as Chief Medical Officer and Executive Vice President, Research and Development of the Issuer.

Of the 1,202,106 shares of common stock of the Issuer that are the subject of this Schedule 13D, 729,066 shares, beneficially owned by Dr. Taub by virtue of membership in SQN, LLC, which were acquired as set forth below.

•	Prior to the consummation of the Merger, SQN, LLC held convertible promissory notes of Madrigal which, immediately prior to the consummation of the Merger, were converted into an aggregate of 4,577,945 shares of common stock of Madrigal. Under the terms of the Merger Agreement, at the effective time of the Merger, SQN, LLC acquired an aggregate of 729,066 shares of common stock of the Issuer in exchange for each share of Madrigal common stock held by SQN, LLC immediately prior to the Merger, taking into account the Reverse Stock Split. Dr. Taub is a manager and member of SQN, LLC.

Item 4. Purpose of Transaction

Dr. Taub acquired shares of common stock of the Issuer both for investment purposes and in connection with her service as Chief Medical Officer and Executive Vice President, Research and Development of the Issuer. Based on a review of her investments, Dr. Taub may, in the open market or otherwise, acquire, cause to be acquired, dispose of, or cause to be disposed of common stock or other securities of the Issuer, or derivatives or other instruments related to the securities of the Issuer. Dr. Taub currently serves as a director and as Chief Medical Officer and Executive Vice President, Research and Development of the Issuer. In that capacity, she participates in the ordinary course in board-related activities and participates in the management of the Issuer. Except as set forth in this Schedule 13D, Dr. Taub does not have any plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Dr. Taub has sole and direct beneficial ownership of 473,040 shares of common stock of the Issuer, which includes options to purchase 38,282 shares of common stock of the Issuer currently exercisable as of July 22, 2016. Dr. Taub, as a manager and member of SQN, LLC, has shared and indirect beneficial ownership of 729,066 shares of common stock of the Issuer owned by SQN, LLC. The number of shares of common stock of the Issuer beneficially owned by Dr. Taub as of July 22, 2016, 1,202,106 shares, represents approximately 10.38% of the Issuer’s issued and outstanding common stock as of July 22, 2016.

(b)	Dr. Taub has the sole investment or voting power over 473,040 shares of common stock of the Issuer reported on this Schedule 13D and shared power to vote and dispose of 729,066 shares of common stock of the Issuer reported on this Schedule 13D.

(c)	Except as set forth in Item 6 below, Dr. Taub has not had any other transactions in the common stock or other securities of the Issuer during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Taub has received stock options and restricted stock awards from the Issuer in connection with her appointment as Chief Medical Officer and Executive Vice President, Research and Development, of the Issuer and for her service in such capacities. In addition to the securities listed above, Dr. Taub acquired options to purchase an aggregate of 114,846 Madrigal shares that are not exercisable within 60 days of July 22, 2016 (and therefore are not deemed to be beneficially owned as of the date of this filing); these options have an exercise price of $9.45 per share and were granted as compensation for her service as Chief Medical Officer and Executive Vice President, Research and Development. In addition, pursuant to her employment arrangement with the Issuer and the Issuer’s compensation policies and practices, Dr. Taub may receive additional future equity compensation in the form of stock options and restricted stock awards. Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Dr. Taub and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or with-holding of proxies.

Item 7. Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2016

/s/ Rebecca Taub
Rebecca Taub, M.D.